SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25



                           NOTIFICATION OF LATE FILING
                                       of

                                    FORM 10-Q
                       For Period Ended: December 31, 1998


                                DAY RUNNER, INC.
                              (Name of Registrant)


                               15295 Alton Parkway
                                Irvine, CA 92618
                     (Address of Principal Executive Office)


                                     0-19835
                            (Commission File Number)



                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


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                        Part II - Rule 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check the appropriate box.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                              Part III - Narrative

              State below in reasonable detail the reasons why Form
                 10-Q could not be filed within the prescribed
                                     period.

     The Registrant recently acquired another entity, Filofax Group plc, a U.K. company, and is currently awaiting updated financials as of the end of the reporting periods ending December 31, 1998 and December 31, 1997, from the acquired entity in order to prepare the pro forma financials for inclusion in the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1998.

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Part IV - Other Information

          (1) Name and telephone number of person to contact in regard to this notification

               Dennis K. Marquardt                  (714) 680-3500


          (2)  Have all other periodic  reports  required under Section 13 or 15
               (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                                 Yes [X]               No [ ]

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    Yes [ ]      No [X]

              If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



     Day Runner, Inc. has caused this notification to be signed on its behalf by the undersigned thereto duly authorized.


Date: February 12, 1999              By: /s/  Dennis K. Marquardt
                                        -----------------------------------
                                   Name:    Dennis K. Marquardt
                                  Title:    Executive Vice President,
                                            Finance & Administration


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